Mail Stop 3561

March 24, 2009

Tammi Shnider
President
Gift Card Digest Corp.
5100 West Copans Road, Suite 810
Margate, FL 33063

       Re: **Gift Card Digest Corp.**
               Registration Statement on Form S-1, as amended
               Filed March 11, 2009
               File No.   333-156942

Dear Shnider:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1, as amended

General

1.   We note your response to comment number one from our letter dated February 19, 2009. In that response, you indicate that you are not a blank check company. Therefore, please include an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company.

       Also, please include in your disclosure the following:
         1) your relationship with Steve Adelstein and Judith Adelstein;
         2) that Steve Adelstein is the CEO of a company that has not timely filed reports with us;

      3) the identity of other public companies or companies seeking to go public that Steve Adelstein or Judith Adelstein have been involved in their formation or have held a significant ownership in. Indicate the status of each company you identify, including whether they are newly formed entities and whether they have any operations or revenue; and

      4) your affiliation with BuyRite Corp., a company that has generated no or minimal revenues to date.

Risk Factors, page 6

2.   We note your response to comment eight from our letter dated February 19, 2009. The risk described in the final risk factor sub heading on page nine summarizes a different risk from the risk that is described in the paragraphs that immediately follow the sub heading. Please revise.

Exhibits, page II-2

3.   We note your response to comment 11 from our letter dated February 19, 2009. Please confirm if the subscription agreement form that you filed as an exhibit will also be the form of subscription agreement that you intend to use for this offering. If not, please file a copy of the subscription agreement that you intend to use.

4.   We note your response to comment 12 from our letter dated February 19, 2009. As all exhibits are subject to our review, please file your legality opinion as soon as possible so that we may have to time to review the opinion before you request that your registration statement become effective. Please note that we may have comments on the exhibit once it is filed.

Undertakings, page II-3

5.   We note your response to comment 13 from our letter dated February 19, 2009. The language of your undertakings continues to vary from the language set forth in Item 512 or Regulation S-K. In this regard, we note that your undertakings vary from the language of Item 512(a)(1)(ii) and (iii), and Item 512(a)(2) of Regulation S-K. Please revise your undertakings to closely track the language of the undertakings required under Item 512 of Regulation S-K. Also, please include the undertakings provided under Item 512(a)(6) of Regulation S-K or advise us why you are not required to provide those undertakings.

*   *   *   *   *

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director